Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Net income	$29,984	$31,533	$109,715	$106,511	$85,303	$66,101	$63,912
Fixed charges	18,414	10,776	56,404	40,154	37,755	47,020	46,633
Adjusted earnings	$48,398	$42,309	$166,119	$146,665	$123,058	$113,121	$110,545

Fixed charges:
Interest expense	$18,414	$10,776	$56,404	$40,154	$37,755	$47,020	$46,633
Ratio of earnings to fixed charges	2.6x	3.9x	2.9x	3.7x	3.3x	2.4x	2.4x